UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

DELTEK SYSTEMS, INC.
(Name of the Issuer)

Deltek Systems, Inc.
Kenneth E. deLaski
Donald deLaski
Robert E. Gregg
Eric J. Brehm
DF Merger Co., Inc.
(Names of Persons Filing Statement)

Common Stock, $.001 par value
(Title of Class of Securities)

24785A-10-8
(CUSIP Number of Class of Securities)

Kenneth E. deLaski
Chief Executive Officer
13880 Dulles Corner Lane
Herndon, Virginia 20171
(703) 734-8606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

COPIES TO:
James J. Maiwurm
Squire, Sanders & Dempsey L.L.P.
14th Floor
8000 Towers Crescent Drive
Tysons Corner, VA 22182-2700
(703) 720-7890

This statement is filed in connection with (check the appropriate box):

a	[x]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	[ ]	The filing of a registration statement under the Securities Act of 1933.
c	[ ]	A tender offer.
d	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,075,650	$4,607**

*	The “Transaction Value” amount referred to above is approximately the sum of (i) the product of 6,885,930 outstanding shares of Common Stock (excluding 8,476,332 shares owned by the shareholders who are seeking to acquire Deltek Systems, Inc. and who would contribute their shares to Mergerco immediately prior to the proposed merger, as discussed below) and $7.15, the cash price per share to be paid in the proposed merger, plus (ii) cash consideration of up to $841,251 to be paid in respect of options to purchase up to 243,986 shares of Common Stock that will be vested at the effective time of the proposed merger and may be exercised.
**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,607
 Form or Registration No.: Preliminary Proxy Statement on Schedule 14A (File No. 000-22001)
Filing Party: Deltek Systems, Inc.
Date Filed: March 15, 2002 and April 23, 2002

INTRODUCTION

     This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Statement”) filed on March 15, 2002, as amended by Amendment No. 1 thereto filed on April 23, 2002, and as amended by Amendment No. 2 thereto filed on May 1, 2002, by Deltek Systems, Inc., a Virginia corporation (“Deltek”), DF Merger Co., Inc., a Virginia corporation (“Mergerco”), Kenneth E. deLaski, Chief Executive Officer, President and Chairman of the Board of Deltek and President, Director and sole shareholder of Mergerco, Donald deLaski, a director of Deltek and Mergerco, Eric J. Brehm, an executive officer of Deltek, and Robert E. Gregg, a director of Deltek and Mergerco, in connection with a proposed merger of Mergerco with and into Deltek with Deltek as the surviving entity, pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002, by and between Deltek and Mergerco (the “Merger Agreement”), whereby each shareholder (other than the shareholders who are seeking to acquire Deltek and who will contribute their shares to Mergerco immediately prior to the merger) would receive $7.15 cash, without interest, per share of Deltek common stock owned at the time of the merger. The Merger Agreement and the related plan of merger have been approved by a special committee of Deltek’s board of directors and by Deltek’s entire board of directors. Deltek’s shareholders will be asked to vote upon the approval of the Merger Agreement and the related plan of merger at a special meeting of the shareholders of Deltek (the “Special Meeting”) to be held on May 31, 2002. This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 15. ADDITIONAL INFORMATION.

On or about May 6, 2002, a pleading identified as a “class action complaint” was filed by Carl Brown against Deltek Systems, Inc. and the six members of its board of directors in the District Court for the Second Judicial District in Ramsey County, Minnesota. The two counts of the complaint assert that, in connection with the proposed going private transaction that will be voted on at a May 31, 2002 special meeting of Deltek’s shareholders, the directors breached their fiduciary duty and duty of disclosure to Deltek’s shareholders.

The complaint seeks (1) a declaration that the action is properly maintainable as a class action; (2) injunctions against the consummation of the May 31, 2002 special meeting of Deltek's shareholders and completion of the merger through which the going private transaction will be effected; and (3) damages and costs. The complaint is being filed with the SEC as an exhibit to this Statement, and the description herein of the complaint is qualified in its entirety by reference to the complaint itself. It is possible that the plaintiff will seek to amend his complaint in the future. If so, any such amended complaint will be filed promptly as a further amendment to this Statement.

Deltek and the individual defendants believe the allegations set forth in the complaint are without merit and intend to vigorously defend the litigation.

If the relief requested in the complaint were granted, or the pendency of the litigation delays consummation of the transaction, such circumstances could give DF Merger Co., Inc. (the entity formed by the deLaskis to effect the going private transaction) the right to terminate the merger agreement. The pendency of the litigation may make more difficult or impossible the completion of the financing for the transaction.

With respect to the breach of fiduciary duty claim, the complaint alleges that none of the directors is disinterested and independent and that all of them have breached their fiduciary duty by (1) seeking to squeeze out the company’s public shareholders for an unfair and inadequate price and (2) failing to provide meaningful procedural protections for the minority shareholders who may be cashed out. The plaintiff also claims that the merger agreement establishes defensive provisions designed to protect the going private transaction from competing third-party bids.

The disclosure claim asserts that the defendants violated their duty of disclosure to Deltek’s shareholders because the proxy statement for the special meeting of Deltek’s shareholders fails to disclose the following:

(1)	Deltek’s results of operations for the fiscal quarter ended March 31, 2002;

(2)	The reasons why Deltek did not believe discussions with a private buy-out firm in March of 2002 could lead to a superior offer, including whether Section 9.4 of the merger agreement played any role in formulating such an opinion; and

(3)	Details concerning planned treatment of “out-of-the-money” stock options held by directors Darrell J. Oyer, James F. Petersen, and Charles W. Stein, the directors who formed the special committee referred to in the proxy statement, including the valuation of any stock appreciation rights that may be exchanged for such options.

With respect to these allegations, it should be noted that:

(1)	Deltek announced its results of operations for quarter ended March 31, 2002 on Monday, May 13, 2002, and plans to file its Quarterly Report on Form 10-Q with the SEC on May 14 or 15, 2002, in accordance with the timetable established by applicable SEC rules.

(2)	As stated under “SPECIAL FACTORS - Background of the Merger” on page 19 of the proxy statement for the special meeting of shareholders, in mid-March 2002, in response to an inquiry from a private buy-out firm, Deltek executed a confidentiality agreement with the private buy-out firm, and William Blair & Company, L.L.C., the financial advisor to the special committee of Deltek’s board of directors, Kenneth E. deLaski, Deltek’s Chairman, and James F. Petersen, Chairman of the special committee, held a telephonic due diligence conference call with representatives of the private buy-out firm. After that due diligence call, the special committee instructed William Blair to further explore the interest level of the private buy-out firm. Based on further discussions with representatives of the buy-out firm, it became apparent that the private buy-out firm would be unwilling to pay more than $7.15 per share to Deltek’s public shareholders. On that basis, the parties terminated the discussions. No proposal was made by the private buy-out firm. Section 9.4 of the merger agreement, referred to in the complaint, did not play a role in the results of these discussions.

(3)	As set forth in the complaint and under “SPECIAL FACTORS - Interests of Certain Person in the Merger” on page 32 of the proxy statement, each member of the special committee of Deltek’s board of directors holds “out-of-the-money” stock options (i.e., stock options with exercise prices in excess of $7.15 per share, the price being offered to public shareholders in the going private transaction). James F. Petersen’s 4,000 options have an exercise price of $7.656. Darrell J. Oyer’s 12,000 options have exercise prices of $11.00, $8.875 and $7.656. Charles W. Stein’s 12,000 options have exercise prices of $8.875 and $7.656. Under the terms of Deltek’s 1996 Stock Option Plan and the agreements governing the options granted to members of the special committee, the options may be exercised within three months after termination of service with Deltek. If Deltek’s shareholders approve the Agreement and Plan of Merger and related plan of merger at the May 31, 2002 special meeting of shareholders and the merger occurs on May 31, 2002, the members of the special committee will cease being directors of Deltek on May 31, 2002. As such, the options held by members of the special committee would expire three months after the May 31, 2002 special meeting of shareholders, or August 31, 2002. Because of the exercise prices of the options, described above, and the fact that Deltek will be a private company with limited liquidity following the merger, there is no reason to believe that any member of the special committee will exercise the options following completion of the going private transaction, or that the options will have any value. As explained under “THE MERGER AGREEMENT - Stock Options and Purchase Rights” on page 48 of the proxy statement, after the going private transaction closes, Deltek is planning to offer stock appreciation rights to employees in exchange for their unexpired options, which then will no longer serve the purpose for which they were granted. As also explained under “THE MERGER AGREEMENT - Structure and Completion of the Merger” on page 47 of the proxy statement, the members of the special committee will cease being directors of Deltek when the going private transaction closes, and neither Deltek nor the Buyer Group has any agreement or understanding with the members of the special committee regarding their providing future services to Deltek or the Buyer Group. Deltek does not plan to offer to exchange stock appreciation rights for options held by members of the special committee.

If the allegations set forth in the plaintiff’s complaint or any amendment of the complaint, or the matters summarized above, cause a Deltek shareholder to want to change his or her vote on the approval of the Agreement and Plan of Merger and related plan of merger dated as of February 13, 2002, the shareholder may revoke his or her proxy. This may be done in any of the following ways:

(1)	Calling a special toll free number, 1-866-283-1868, established by Deltek at Georgeson Shareholder Communications, Inc., 17 State Street, New York, NY 10004 (“Georgeson”), and speaking to a representative of Georgeson who will assist you in revoking your proxy and changing your vote.

(2)	Sending a written notice stating that you would like to revoke your proxy, or by completing and submitting prior to the special meeting a new, later-dated proxy card, in each case to the following address:

Deltek Systems, Inc. 13880 Dulles Corner Lane Herndon, VA 20171 Attention: Corporate Secretary

(3)	Attending the special meeting of shareholders and voting in person.

(4)	After receipt of an additional proxy card that will be mailed to all shareholders, voting your shares again in accordance with the instructions included with the mailing.

If your shares are held in “street name,” you must follow directions provided by your broker to change your vote. You should call your broker or the toll free number, 1-866-283-1868, for assistance in this regard.

ITEM 16. EXHIBITS.

(a)(5)	Carl Brown v. Kenneth E. deLaski, et.al., Second Judicial District Court, Ramsey County, Minnesota.

(a)(6)	Press Release of Deltek Systems, Inc. dated as of May 13, 2002 (previously filed as Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2002).

(a)(7)	Press Release of Deltek Systems, Inc. dated as of May 14, 2002 (previously filed as Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2002).

SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DELTEK SYSTEMS, INC

/s/ Kenneth E. deLaski
Kenneth E. deLaski Chief Executive Officer, President and Chairman of the Board

DF MERGER CO., INC

/s/ Kenneth E. deLaski
Kenneth E. deLaski President

/s/ Kenneth E. deLaski Kenneth E. deLaski

/s/ Donald deLaski Donald deLaski

/s/ Robert E. Gregg Robert E. Gregg

/s/ Eric J. Brehm Eric J. Brehm

Dated: May 14, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT	FILING METHOD

(a)(5)	Carl Brown v. Kenneth E. deLaski, et.al., Second Judicial District Court, Ramsey County, Minnesota.	Filed herewith.

(a)(6)	Press Release of Deltek Systems, Inc. dated as of May 13, 2002	Previously filed as Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2002.

(a)(7)	Press Release of Deltek Systems, Inc. dated as of May 14, 2002	Previously filed as Definitive Additional Materials on Schedule 14A filed with the Securities and Exchange Commission on May 14, 2002.